

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2019

Michael V. Ward
President and Chief Executive Officer
Aeterna Zentaris Inc.
315 Sigma Drive
Summerville, SC 29486

> **Re: Aeterna Zentaris Inc.**
> **Registration Statement on Form F-3**
> **Filed August 1, 2019**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed August 2, 2019**

Dear Mr. Ward:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Kathryn Erickson, Esq.